Exhibit 99.1

                  CONTACT: Nelson F. Isabel
Vice-President, Investor Relations
& Corporate Communications
 (905) 286-3000
For Immediate Release:

BIOVAIL LAUNCHES SHARE REPURCHASE PROGRAM

TORONTO, Canada, August 6, 2009 – Biovail Corporation (NYSE, TSX: BVF) today announced that commencing on August 12, 2009 it may make purchases of its common shares on the open market under a share repurchase program or normal course issuer bid (collectively, the “Share Repurchase Program”).

Biovail’s Board of Directors approved a Share Repurchase Program of up to 15.8 million Biovail common shares, representing approximately 10% of the Company’s public float (as defined by applicable rules), subject to a maximum of US$75 million of common shares being repurchased during any fiscal year (unless such condition is waived or varied by the Company’s lenders). The Company intends to initially make purchases under the Share Repurchase Program of up to 7.9 million common shares through the facilities of the New York Stock Exchange (NYSE), in accordance with applicable rules and guidelines. This represents approximately 5% of Biovail’s issued and outstanding common shares as of the date hereof.  Biovail also intends to make additional filings to permit the purchase of the remaining 7.9 million common shares over the facilities of the Toronto Stock Exchange (TSX) and/or the NYSE, if necessary.

Under the Share Repurchase Program approved by the Board of Directors, Biovail may repurchase shares for cash on the open market from time to time, if it is considered advisable. The specific timing and amount of share repurchases will vary based on market conditions, regulatory requirements and other factors. The price that Biovail will pay for any common shares will be the prevailing market price of such shares on the NYSE or the TSX at the time of the acquisition. The share repurchases will be funded using Biovail’s existing cash resources. The Share Repurchase Program will terminate on August 11, 2010, or at such time as Biovail completes its purchases.

The program does not require Biovail to repurchase a minimum number of shares, and the Share Repurchase Program may be modified, suspended or terminated at any time without prior notice. All common shares purchased by Biovail under this program will be cancelled. Biovail’s Board of Directors believes that the proposed purchases are in the best interests of the Company and are a desirable use of corporate funds.

On June 2, 2008, Biovail commenced a share repurchase program to purchase up to 8,051,186 common shares through the facilities of the NYSE. Under that share repurchase program, which expired on June 1, 2009, Biovail purchased and cancelled a total of its 2,818,400 common shares at an average price of $10.46 per common share. As of August 4, 2009, Biovail had 158,228,990 issued and outstanding common shares.

Caution Regarding Forward-Looking Information and "Safe Harbor" Statement
To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning defined under applicable Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates and outlook and guidance and can generally be identified by the use of words such as “guidance”, “believe”, “anticipate”, “expect”, “intend”, “plan”,  “will”, “may”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and readers are cautioned not to place undue reliance on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, market factors affecting the price and liquidity of debt and equity securities, the satisfaction by Biovail of applicable laws to allow it to repurchase its common shares, the availability of capital including the amount of cash generated from Biovail’s business, the satisfaction of applicable laws for dividend payments, the prevailing interest rates and the existence of alternative uses for Biovail’s cash, tax rate assumption, the outcome of legal proceedings and settlements thereto and other risks detailed from time to time in Biovail’s filings with the U.S. Securities Exchange Commission and the Canadian Securities Administrators, as well as Biovail’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading "Risk Factors" contained in Item 3.D of Biovail's most recent Annual Report on Form 20-F.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail's forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement, except as required by law.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. The Company is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system (CNS) markets. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.